Mark R. Busch
704.331.7440
Fax: 704.353.3140
mbusch@kennedycovington.com

September 29, 2005
VIA: EDGAR
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
450 Fifth Street, NW
Washington, DC 20549-0308

Attention:	Scott Anderegg, Esq.

RE:	McRae Industries, Inc.
Schedule 13E-3 (File no. 5-34909)
Preliminary Proxy Statement on Schedule 14A (File no. 1-8578)
Ladies and Gentlemen:
     Our client, McRae Industries, Inc. (the “Company”) has today filed Amendment No. 3 to its Schedule 13E-3 (SEC file no. 5-34909) as well as Amendment No. 3 to its Preliminary Proxy Statement on Schedule 14A (SEC file no. 1-8578). The Proxy Statement filed today reflects the changes made in response to the comments in the staff’s comment letters dated September 9, 2005 and September 26, 2005. The responses below are keyed to the number of each of the comments.
     The responses to the comments included in the September 9, 2005 comment letter, which have been prepared by the Company with input from its advisors, are as follows:

Comment
No.	Response
1	The “Special Factors — Recommendation of the Special Committee” section of proxy statement has been revised by deleting the sentence that stated that “[n]either brokers and other nominees nor beneficial owners are record holders.” The “Questions and Answers” section of the proxy statement already included detailed information regarding what actions security holders may take to be certain of the manner in which their shares will be treated.

Securities and Exchange Commission
September 29, 2005

Comment
No.	Response
2	The “Special Factors — Recommendation of the Special Committee” section of proxy statement has been revised to clarify how each of the factors that supported the special committee’s fairness determination with respect to unaffiliated security holders who would be cashed out also supported the special committee’s fairness determination with respect to unaffiliated security holders who would remain following the transaction.

3	The “Special Factors — Recommendation of the Special Committee” section of the proxy statement has been revised to provide additional details regarding why the special committee believed that the Company’s going concern value significantly exceeded its liquidation value.

4	The “Opinion of the Financial Advisor” section of the proxy statement has been revised to further explain why Oxford Advisors believed that among all methodologies typically used by expert financial advisors, the ones it used were the most appropriate for determining the value of the Company in this particular transaction.

5	The “Opinion of the Financial Advisor” section of the proxy statement has been revised to describe how the size of the companies used in the comparable company analysis and the size of the transactions and the companies involved in the transactions used in the comparable transactional analysis factored into such analyses.

6	The “Opinion of the Financial Advisor” section of the proxy statement has been revised to clarify how the comparable transactional analysis supports Oxford Advisor’s fairness opinion and to further explain why Oxford Advisors believed that the premium proposed to be paid in the transaction over the highest price paid for the common stock over the 12-month period prior to announcement of the transaction was a better indicator of fairness than the premium proposed to be paid in the transaction over the closing price on the day prior to the announcement of the transaction.

Securities and Exchange Commission
September 29, 2005

     The responses to the comments included in the September 26, 2005 comment letter, which have been prepared by the Company with input from its advisors, are as follows:

Comment
No.	Response
1	Oxford Advisors determined that the companies included in the comparable company analysis had operations and size most comparable to the Company’s even though most were significantly larger than the Company because they were the smallest publicly traded companies with operations comparable to the Company’s that it was able to identify. As the “Opinion of the Financial Advisor” section of the proxy statement previously noted, Oxford Advisors took into account the significantly larger median size of the comparable companies as compared to the Company by discounting the average multiples of the comparable companies by 15%. The use of the term “size” in the Comparable Company Analysis subsection of the “Opinion of the Financial Advisor” section of the proxy statement refers to total revenues. The first paragraph of the Comparable Company Analysis subsection of the “Opinion of the Financial Advisor” section of the proxy statement has been revised to note the above.

2	Oxford Advisors believed that fact that the Company was proposing to pay the highest price paid for the common stock over the 12-month period prior to announcement of the transaction was a better indicator of fairness than the amount of the premium over the closing price on the day prior to the announcement of the transaction primarily because, as the “Opinion of the Financial Advisor” section of the proxy statement previously noted, the Company’s military boot unit’s operating profits were down by 75% for the first six months of fiscal 2005 compared to the first six months of fiscal 2004 and in Oxford Advisor’s view the future profitability of this core business was uncertain. The Comparable Transactional Analysis subsection of the “Opinion of the Financial Advisor” section of the proxy statement has been revised to clarify this point.

Oxford Advisors’ comparable transactional analysis included far too many companies for tabular presentation of the premium calculations for each to be practicable. However, to more clearly present the results of the comparable transactional analysis, tabular presentation of the premium ranges calculated compared to the premiums proposed to be paid in the transaction has been added to the Comparable Transactional Analysis subsection of the “Opinion of the Financial Advisor” section of the proxy statement.

Securities and Exchange Commission
September 29, 2005

     I hereby confirm on behalf of the Company, D. Gary McRae and James W. McRae (collectively, the “Filings Persons”) that:
•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Mark R. Busch
Mark R. Busch
For the Firm

cc:	McRae Industries, Inc.